

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2023

James Britton
Executive Vice President and Chief Financial Officer
First Foundation Inc.
200 Crescent Court, Suite 1400
Dallas, Texas 75201

> **Re: First Foundation Inc.**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2023**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2023**
> **Response dated November 6, 2023**
> **File No. 001-36461**

Dear James Britton:

We have reviewed your November 6, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 17, 2023 letter.

Form 10-Q for Fiscal Quarter Ended September 30, 2023

General

1. We note your response to prior comment 5 regarding risk management, relevant limits and guidelines and risks due to changes in interest rates. It appears the disclosure you provided was focused on the 25% minimum liquidity ratio. However, the comment sought disclosure more generally of risk management policies and procedures. In this regard, we note your response to prior comment 7 and draft disclosure referencing the risk profile considering a number of factors and "clear policy limits and guidelines" that guide your IRR management strategies. Please revise future filings to provide a more fulsome description of the material aspects of risk management, including identification of other material limits and guidelines and your compliance with them. Please provide us with your proposed disclosures.

Please contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance